Exhibit 99.4

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

AuRico Gold Inc.
110 Yonge Street
Suite 1601
Toronto, Ontario
M5C 1T4 CANADA

Item 2	Date of Material Change

December 13, 2012

Item 3	News Release

An AuRico Gold Inc. press release was disseminated over Canada NewsWire on December 13, 2012.

Item 4	Summary of Material Change

AuRico Gold Appoints Robert J. Chausse as Chief Financial Officer

Item 5	Full Description of Material Change

AuRico Gold Inc. announced the appointment of Robert J. Chausse as Executive Vice President and Chief Financial Officer effective January 21, 2013.

Mr. Chausse brings with him more than 19 years of international finance and mining experience. Most recently he was the Vice President of Finance, Operations and Projects for Kinross Gold Corporation, a position he held since 2009. Prior to that, Mr. Chausse was Chief Financial Officer for Baffinland Iron Mines Corporation from 2006 to 2009 and held increasingly senior positions with Barrick Gold from 1998 to 2006. Mr. Chausse received his Chartered Accountant designation in 1990.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Scott Perry
President & Chief Executive Officer
AuRico Gold Inc.
Tel: (647) 260-8880

Item 9	Date of Report

December 18, 2012